

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

January 3, 2022

Amy Keating
Chief Legal Officer
Planet Labs PBC
645 Harrison Street, Floor 4
San Francisco, California 94107

      Re: Planet Labs PBC
            Registration Statement on Form S-1
            Filed December 28, 2021
            File No. 333-261923

Dear Ms. Keating:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Gregory Herbers at 202-551-8028 with any questions.

                        Sincerely,

                        Division of Corporation Finance
                        Office of Manufacturing

cc: Drew Capurro